UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 2)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

CREXUS INVESTMENT CORP.

(Name of Subject Company (Issuer))

CXS ACQUISITION CORPORATION ANNALY CAPITAL MANAGEMENT, INC.

(Name of Filing Persons (Offerors))

Common Stock, par value $0.01

(Title of Class of Securities)

226553105

(CUSIP Number of Class of Securities)

R. Nicholas Singh, Esq. Chief Legal Officer Annaly Capital Management, Inc. 1211 Avenue of the Americas, Suite 2902 New York, New York Tel: (212) 696-0100 Fax: (212) 696-9809

(Name, Address and Telephone Number of Person Authorized To Receive Notices and Communications on Behalf of the Filing Person)

Copy to:

David W. Bernstein, Esq.

K&L Gates LLP

599 Lexington Avenue

New York, NY 10022

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
$875,829,120*	$119,463**
* Calculated, in accordance with Rule 0-11(b)(1) on the basis of the cash to be paid if all securities being sought are purchased and the offer expires on April 16, 2013. ** Fee Previously Paid

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $119,463	Filing party: Annaly Capital Management, Inc.
Form or Registration No.: Schedule TO	Date Filed: March 18, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

This Amendment No. 2 amends and supplements the Tender Offer Statement and Schedule 13E-3 Transaction Statement originally filed under cover of Schedule TO on March 18, 2013 (the “Schedule TO”) by Annaly Capital Management, Inc. (“Annaly”), a Maryland corporation, and CXS Acquisition Corporation (“Acquisition”), a Maryland corporation and a wholly-owned subsidiary of Annaly, and Amendment No. 1 to the Schedule TO (“Amendment No. 1”) filed on April 2, 2013.

The Schedule TO relates to an offer (the “Offer”) by Acquisition to purchase all of the outstanding shares of common stock (“Common Stock”), par value $0.01 per share, of CreXus Investment Corp. (“CreXus”), a Maryland corporation, that Annaly does not already own for a purchase price per share of $13.00 plus a sum approximating a prorated portion of the dividend the tendering stockholder would have received with regard to the quarter during which the Offer expires, in cash net to the seller, but subject to any required withholding taxes. The terms of the Offer, and the conditions to which it is subject, are set forth in an Offer to Purchase dated March 18, 2013 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal,” which together with the Offer to Purchase, as each of them may be amended, supplemented or modified from time to time, contain the terms of the Offer). All capitalized terms used in this Amendment No. 2 without definition have the meanings ascribed to them in the Offer to Purchase.

Except as otherwise set forth below, the information set forth in the Schedule TO, as amended by Amendment No. 1, remains unchanged and is incorporated into this Amendment No. 2 by reference.

The items of the Schedule TO set forth below are supplemented and amended by this Amendment No. 2 as follows:

Schedule 13E-3, Item 8. Fairness of the Transaction.

The information incorporated by reference into Item 8 of Schedule 13E-3, as amended by Amendment No. 1, is further supplemented and amended by adding the following after the fourth bulleted point near the top of page 22 in the section of the Offer to Purchase captioned “Special Factors—Section 4. Position of Annaly regarding Fairness of the Offer and the Merger,”:

Because CreXus is engaged primarily in acquiring, holding and selling investment assets, and CreXus has no employees of its own, Annaly and we believe that the best approximation of the going concern value of CreXus and of the liquidation value of CreXus is the net asset value of CreXus, valuing its assets at their fair value. Therefore, the $13.00 per share we will pay for CreXus shares we purchase through the Offer (without taking account of the portion of the Offer Price that is in lieu of a prorated dividend for the quarter in which the Expiration Date occurs) is:

● A 7% premium over the estimated per share going concern value of CreXus Common Stock at September 30, 2012 and a 9.1% premium over the estimated per share going concern value of CreXus Common Stock at December 31, 2012.

● A 7% premium over the estimated per share liquidation value of CreXus Common Stock at September 30, 2012 and a 9.1% premium over the estimated per share liquidation value of CreXus Common Stock at December 31, 2012.

Accordingly, the $13.00 per share we will pay for CreXus shares we purchase through the Offer (without taking account of the portion of the Offer Price that is in lieu of a prorated dividend for the quarter in which the Expiration Date occurs) exceeds (a) the last reported sale price of CreXus Common Stock on November 9, 2012 (the last trading day before the public announcement of Annaly’s proposal to acquire the CreXus shares it did not own for $12.50 per share), (b) the weighted average trading price of CreXus shares during the thirty trading days ended on November 9, 2012, (c) the net book value of a share of CreXus Common Stock at September 30, 2012, and the net book value of a share of CreXus Common Stock at December 31, 2012, (d) Annaly’s estimate of the per share going concern value of CreXus Common Stock at September

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30, 2012 and Annaly’s estimate of the per share going concern value of CreXus Common Stock at December 31, 2012, and (e) Annaly’s estimate of the per share liquidation value of CreXus Common Stock at September 30, 2012 and Annaly’s estimate of the per share liquidation value of CreXus Common Stock at December 31, 2012. Annaly and we did not give material weight to the historical prices of CreXus’ Common Stock in analyzing the fairness of the Offer to unaffiliated stockholders of CreXus, because the price of CreXus common stock is significantly affected by the dividends it pays (which totaled $1.03 per share in 2011 and $1.18 per share in 2012) and the effect of those dividends in reducing the net book value of CreXus. However, Annaly and we were aware that the $13.00 per share exceeded the highest price at which CreXus stock had traded since the first quarter of 2011.

In addition, the information incorporated by reference into Item 8 of Schedule 13E-3, as amended by Amendment No.1, is further supplemented and amended by adding the following language at the end of the section of the Offer to Purchase captioned “Special Factors—Section 4. Position of Annaly regarding Fairness of the Offer and the Merger”:

Annaly and we believe the terms of the Offer, the process by which the Merger Agreement was negotiated and the manner in which the transactions contemplated by the Merger Agreement are to be carried out are substantively and procedurally fair to the CreXus stockholders who are not affiliated with Annaly or CreXus (i.e., the unaffiliated CreXus stockholders). The reasons for that belief include:

● We will not purchase any of the shares that are tendered, and there will be no Merger, unless the number of shares that are properly tendered and not withdrawn by the Expiration Time are at least 51% of the outstanding shares of Common Stock that are not owned immediately before the Expiration Time by Annaly, any of its subsidiaries, or any officers or directors of Annaly, FIDAC or CreXus. Therefore, although it is possible that the Merger will not have to be approved by the CreXus stockholders who do not tender their shares, we will not be purchasing CreXus stock as a result of the Offer, and there will be no Merger, unless holders of a majority of the CreXus stockholders who are not affiliated with Annaly or CreXus tender their shares in response to the Offer.

● The CreXus Board of Directors formed a Special Committee consisting entirely of CreXus directors who are not employees of Annaly or FIDAC to, among other things, evaluate and negotiate the transaction Annaly had proposed. That Special Committee engaged Lazard Frères LLC (“Lazard”) to act as its financial adviser. Lazard rendered an opinion to the Special Committee that, as of the date of its opinion (January 30, 2013), and based upon and subject to assumptions, procedures, factors, qualifications and limitations set forth in the letter containing that opinion, the Offer Price to be paid to holders of Common Stock (other than Annaly, Acquisition, or any direct or indirect wholly owned subsidiary of Annaly or Acquisition) was fair, from a financial point of view, to such holders. The Schedule 14D-9 filed by CreXus contains a detailed discussion of the procedures and analyses performed by Lazard in reaching its opinion and the full text of Lazard’s opinion letter is attached to the Schedule 14D-9. Because the CreXus stockholders referred to in Lazard’s opinion did not exclude officers and directors of Annaly, Acquisition and CreXus, it was not rendered solely on behalf of unaffiliated stockholders, but it applied to all the unaffiliated stockholders.

● The Merger Agreement and the transactions contemplated by it were approved by CreXus’ Board of Directors based upon a recommendation of the Special Committee, which consists entirely of CreXus directors who are not employees of either Annaly or CreXus or their subsidiaries. The meeting at which the CreXus Board approved the Merger Agreement and the transactions contemplated by it was attended only by directors who are not employees of either Annaly or CreXus or their subsidiaries.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 8, 2013

CXS ACQUISITION CORPORATION

By:	/s/ R. Nicholas Singh
Name:	R. Nicholas Singh
Title:	Secretary

ANNALY CAPITAL MANAGEMENT, INC.

By:	/s/ R. Nicholas Singh
Name:	R. Nicholas Singh
Title:	Chief Legal Officer

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EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(i)*	Offer to Purchase, dated March 18, 2013
(a)(1)(ii)*	Letter of Transmittal (including general instructions for certification of taxpayer identification number on Form W-9)
(a)(1)(iii)*	Notice of Guaranteed Delivery
(a)(1)(iv)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(v)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(vi)*	Form of Summary Advertisement published in The NY Times
(a)(1)(vii)*	Press Release, dated March 18, 2013, issued by Annaly
(b)	None
(c)	None
(d)	None
(f)	None
(g)	None
(h)	None

* Previously filed with Schedule TO.